Exhibit 12.1

REWALK ROBOTICS LTD.

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our earnings to fixed charges for each of the periods indicated (in thousands):

	Year ended December 31,			Six months ended June 30,
	2012	2013	2014	2015
EARNINGS:
Loss before income taxes	$(6,637)	$(12,155)	$(21,623)	$(11,483)
Add:
Fixed charges	$883	$3,325	$1,437	$13

Total earnings	$(5,754)	$(8,830)	$(20,186)	$(11,470)

COMPUTATION OF FIXED CHARGES:
Interest expense	$838	$3,277	$1,401	$0
Interest portion of operating lease expenses	$45	$48	$36	$13

Total fixed charges	$883	$3,325	$1,437	$13

RATIO OF EARNINGS TO FIXED CHARGES:	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(6,637)	$(12,155)	$(21,623)	$(11,483)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expense (including financial expenses related to the issuance and revaluation of warrants to purchase convertible preferred shares and financial expenses related to convertible loans) and that portion of rental expense deemed representative of interest. Earnings were insufficient to cover combined fixed charges by $6,637, $12,155 and $21,623 for the years ended 2012, 2013 and 2014, respectively, and by $11,483 for the six month period ended June 30, 2015.